

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**

File No. 82-3827

No. PTTEP 1.910/153/2006

*Finance Department*
*Tel. 0-2537-4512/0-2537-4611*

April 25, 2006


06012926

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Declaration of Commerciality for Vietnam 9-2 Project

Reference is made to PTTEP Hoang Vu Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 25% participation interest in the Vietnam 9-2 project, and the other partners, consisting of SOCO Vietnam Limited and Petrovietnam Exploration and Production Company with 25% and 50% interests respectively.

PTTEP wishes to report that the Government of Vietnam approved the Declaration of Commerciality for the Vietnam 9-2 Project, thus allowing for the development and start up of crude oil production, at approximately 20,000 barrels per day, at the end of 2007.

Yours sincerely,

Maroot Mrigadat
President



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**

File No. 82-3827

No. PTTEP 1.910/154/2006

*Finance Department*
*Tel. 0-2537-4512/0-2537-4611*

April 25, 2006



President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Success of TGT-3X Exploration Well Result, Vietnam 16-1 Project

Reference is made to PTTEP Hoang Long Company Limited, a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which has a 28.5% participation interest in the Vietnam 16-1 project, and the other partners, consisting of Petrovietnam Exploration and Production Company, SOCO Vietnam Limited and OPECO Vietnam Limited with 41%, 28.5% and 2% interests respectively.

PTTEP wishes to report that the exploration well TGT-3X was spudded on March 20, 2006. The well was drilled to a total depth of 3,650 meters, resulting in petroleum discoveries, with a total combined flow rate of approximately 9,908 barrels of oil equivalent per day, comprising 9,008 barrels of oil per day and 5.4 million standard cubic feet of natural gas per day.

These discovery represents a successful result in proving the petroleum potential of the Vietnam 16-1 well.

Yours sincerely,

Maroot Mrigadat
President